


17017127

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
413

SECUR.

Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Ave, 40th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Soh — 212-297-1724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name - *if individual, state last, first, middle name*)

316 Alexander St, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Soh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EP Securities LLC, as of February 16, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Gjon Balaj
Notary Public, State of New York
No. 01BA6341838
Qualified in Westchester County
Commission Expires May 16, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
EP Securities, LLC

We have audited the accompanying statement of financial condition of EP Securities, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of EP Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EP Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of EP Securities, LLC's financial statements. The supplemental information is the responsibility of EP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	417,487
Prepaid expenses		3,842
Accounts receivable		12,000
Total current assets		433,329
OTHER ASSETS		
Fixed assets, net of accumulated depreciation of $28,626		23,134
Lease deposits		61,284
Total other assets		84,418
TOTAL ASSETS	$	517,747

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	11,575
MEMBERS' EQUITY		506,172
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	517,747

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Advisory fees	$	3,151,448
Expense reimbursement	$	14,570
Total revenue		3,166,018
OPERATING EXPENSES		
Rent		246,319
Payroll		341,578
Travel		69,854
Legal and professional fees		168,203
Computer and technology		92,008
Office		10,079
Taxes, licenses and regulatory fees		144,899
Business development		35,227
Insurance		25,646
Meals and entertainment		31,782
Depreciation		6,717
Bank service charges		3,427
Total operating expenses		1,175,739
Net operating income		1,990,279
OTHER INCOME		
Rental income		47,355
Interest income		428
Total other income		47,783
NET INCOME	$	2,038,062

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1	$	131,156
Net income		2,038,062
Members' contributions		29,800
Distributions to members		(1,692,846)
MEMBERS' EQUITY, DECEMBER 31	$	506,172

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net income	$	2,038,062
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		6,717
Increase in accounts receivable		(12,000)
Decrease in accrued expenses		(23,638)
Net cash provided by operating activities		2,009,141
FINANCING ACTIVITIES:		
Distributions to members		(1,692,846)
Members' contributions		29,800
Net cash used in financing activities		(1,663,046)
NET INCREASE IN CASH		346,095
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		71,392
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	417,487

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

EP Securities, LLC ("we", "our", or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on March 16, 2010. The Company earns advisory fee income for merger and acquisitions and capital-raising consulting.

Since the Company is a New York limited liability company ("LLC"), the Members are not liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk.

Revenue Recognition

Revenues from advisory services are recognized as earned, normally upon closing of a transaction. Non-refundable retainers are recognized as revenue and in some cases upon receipt, in accordance with terms of the contract, and are applied against transaction fees upon closing, if applicable. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At December 31, 2016

management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Fixed Assets

Fixed assets include furniture, fixtures and leasehold improvements and are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed as incurred. Depreciation expense for 2016 is $6,717.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

3. LEASE COMMITMENTS

On June 5, 2012, the Company signed a seven year lease agreement for its main office that commenced in September 2012. During 2016, the Company paid $237,691 in rent expense. The terms of the seven year lease are (i) base rent of $14,933 per month for the period commencing on the Commencement Date through the third anniversary of the Commencement Date, and (ii) $15,733 per month for the period commencing on the third anniversary of the Commencement Date and then increased through the expiration of the lease agreement in October of the year 2019. The Company estimates future rent expense using the straight-line method and estimates the below expense per year for five years and thereafter.

Year ending December 31		
2017	$	187,520
2018	$	187,520
2019 (partial)	$	63,414

Additionally, the Company subleased a portion of its space at its main office for which it received $48,000 in total (12 months at $4,000 per month) of rental income in 2016. The current sublease is on a month-to-month basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $405,912 which was $400,912 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 2.85%.

5. MANAGEMENT REVIEW

The Company has evaluated subsequent events through February 16, 2017, the date that its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. CONCENTRATION RISKS

Commission revenues earned from the largest customer of the Company's accounted for 32.5% of commission revenue in 2016.

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 506,172
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(12,000)
Prepaid expenses	(3,842)
Fixed assets, net	(23,134)
Lease deposits	(61,284)
NET CAPITAL	$ 405,912
AGGREGATE INDEBTEDNESS -	
Accrued expenses	11,575
Total aggregate indebtedness	$ 11,575
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	400,912
Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
Percentage of aggregate indebtedness to net capital	2.85%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2016.

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

December 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
EP Securities, LLC

We have reviewed management's statements, included in EP Securities, LLC's Annual Exemption Report, in which (1) EP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which EP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) EP Securities, LLC stated that EP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 16, 2017

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683


EXCEL
PARTNERS
EP Securities LLC
Member FINRA

275 Madison Avenue
40th Floor
New York, NY 10016
www.excelptrs.com

EP SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of EP Securities, LLC (the "Company") are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

EP SECURITIES, LLC

Edward Soh
President

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
EP Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by EP Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EP Securities, LLC's compliance with the applicable instructions of Form SIPC-7. EP Securities, LLC's management is responsible for EP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EP Securities LLC
275 Madison Ave., 40th Floor
New York, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward Suh 212-297-1724

2. A.	General Assessment (item 2e from page 2)	$7878.62
B.	Less payment made with SIPC-6 filed (exclude interest) 7/19/16 Date Paid	(3279.66)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4598.96
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$4598.96

G. PAYMENT: √ the box
Check mailed to P.O. Box [X] Funds Wired [ ]
Total (must be same as F above) $ 4598.96

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EP Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13 day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/16
and ending [illegible]

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3213801

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Rental income, Interest income and expense reimburse. 62354

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3151447

2e. General Assessment @ .0025 $7878.62

(to page 1, line 2.A.)